UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 5, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

This Report on Form 6-K contains the following:-

1.	A news release dated 1 March 2011 entitled ‘The Bosch Group and Vodafone form a global srategic partnership on ‘the Internet of Things’

2.	A news release dated 7 March 2011 entitled ‘Director Declaration’

3.	A news release dated 16 March 2011 entitled ‘Vodafone Global Enterprise wins HP Supplier of the Year Award’

4.	A news release dated 22 March 2011 entitled ‘Vodafone Netherlands announces its intention to acquire Belcompany BV’

5.	Stock Exchange Announcement dated 2 March 2011 entitled ‘Transactions in Own Securities’

6.	Stock Exchange Announcement dated 3 March 2011 entitled ‘Transactions in Own Securities’

7.	Stock Exchange Announcement dated 7 March 2011 entitled ‘Transactions in Own Securities’

8.	Stock Exchange Announcement dated 8 March 2011 entitled ‘Transactions in Own Shares’

9.	Stock Exchange Announcement dated 8 March 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial responsibility or Connected Persons’

10.	Stock Exchange Announcement dated 9 March 2011 entitled ‘Transactions in Own Securities’

11.	Stock Exchange Announcement dated 10 March 2011 entitled ‘Transactions in Own Securities’

12.	Stock Exchange Announcement dated 10 March 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial responsibility or Connected Persons’

13.	Stock Exchange Announcement dated 11 March 2011 entitled ‘Transactions in Own Securities’

14.	Stock Exchange Announcement dated 14 March 2011 entitled ‘Transactions in Own Securities’

15.	Stock Exchange Announcement dated 15 March 2011 entitled ‘Transactions in Own Securities’

16.	Stock Exchange Announcement dated 16 March 2011 entitled ‘Transactions in Own Securities’

17.	Stock Exchange Announcement dated 16 March 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial responsibility or Connected Persons’

18.	Stock Exchange Announcement dated 17 March 2011 entitled ‘Transactions in Own Securities’

19.	Stock Exchange Announcement dated 18 March 2011 entitled ‘Transactions in Own Securities’

20.	Stock Exchange Announcement dated 18 March 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial responsibility or Connected Persons’

21.	Stock Exchange Announcement dated 22 March 2011 entitled ‘Transactions in Own Securities’

22.	Stock Exchange Announcement dated 23 March 2011 entitled ‘Transactions in Own Securities’

23.	Stock Exchange Announcement dated 24 March 2011 entitled ‘Transactions in Own Securities’

24.	Stock Exchange Announcement dated 25 March 2011 entitled ‘Transactions in Own Securities’

25.	Stock Exchange Announcement dated 25 March 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial responsibility or Connected Persons’

26.	Stock Exchange Announcement dated 30 March 2011 entitled ‘Transactions in Own Securities’

27.	Stock Exchange Announcement dated 31 March, 2011 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

The Bosch Group and Vodafone form a global strategic partnership on ‘the Internet of Things’

•               The partnership will draw on both companies’ strengths to simplify development of more intelligent devices

Stuttgart, Düsseldorf and London, 1 , 2011 - The Bosch Group and Vodafone have announced a global partnership that will see them integrate their respective Machine to Machine (M2M) platforms to offer businesses a simple way of wirelessly connecting products to the Internet.

Under the partnership, The Bosch Group, a leading global supplier of technology and services and Vodafone, one of the world’s largest mobile communications companies will offer global companies a joint solution aimed at making it easier to manage products with embedded SIM cards. It aims to simplify the management of workflow business processes in a variety of industrial domains in an intuitive, integrated and cost efficient way.

Examples of products that could benefit from embedded SIMs include lifts, air conditioning systems and escalators with automatic warning systems that alert maintenance staff in case of problems by sending messages over Vodafone’s mobile network.

The collaboration will combine Bosch’s experience in designing sensors and automated work flow processes, based on Bosch’s Multi-Service Platform, with Vodafone’s expertise in providing excellent network quality and management tools that take the stress out of global deployments. Bosch’s Multi Service Platform, which allows firms to develop automated processes, will integrate with Vodafone’s Global Data Service Platform (GDSP) which enables businesses to manage the connectivity of thousands of embedded SIM cards across the world.

The combined offer will enable firms to deliver a seamless, integrated, end-to-end service leading to more cost efficiencies. Customers will benefit from less complexity and a shorter time to market as well as the ability to develop and adjust business processes to changing market demands.

“Partnering with Bosch means that we will be able to offer manufacturers a simple way to wirelessly enable and manage a range of different devices across the world,” said Nick Jeffery, Chief Executive Officer, Vodafone Global Enterprise. “Devices that have mobile capabilities can give higher levels of customer satisfaction as well as lead to greater efficiencies across sectors including energy, automotive, security, healthcare and construction.”

“Thanks to the rapid progress in technology, many everyday items are becoming more intelligent. Our task now is to combine the potential of web applications and cloud computing with analysis methods and miniature sensors. Bosch plans to develop and offer completely new, highly networked, products and services,” said Dr. Siegfried Dais, Executive Member of Board at Bosch Group. “Global customers are set to profit from the experience of a global automotive and technology provider such as Bosch as well as from Vodafone’s expertise in telecoms. This partnership shows that we are making huge progress in this segment of the future.”

About Bosch Group

The Bosch Group is a leading global supplier of technology and services. According to preliminary figures, some 283,500 associates generated sales of 47.3 billion euros in the areas of automotive and industrial technology, consumer goods, and building technology in fiscal 2010. The Bosch Group comprises Robert Bosch GmbH and its more than 300 subsidiaries and regional companies in over 60 countries. If its sales and service partners are included, then Bosch is represented in roughly 150 countries. This worldwide development, manufacturing, and sales network is the foundation for further growth. Bosch spent some four billion euros for research and development in 2010, and applied for over 3,800 patents worldwide. With all its products and services, Bosch enhances the quality of life by providing solutions which are both innovative and beneficial.

Bosch is celebrating its 125th anniversary in 2011. The company was set up in Stuttgart in 1886 by Robert Bosch (1861-1942) as a “Workshop for Precision Mechanics and Electrical Engineering.” The special ownership structure of Robert Bosch GmbH guarantees the entrepreneurial freedom of the Bosch Group, making it possible for the company to plan over the long term and to undertake significant up-front investments in the safeguarding of its future. Ninety-two percent of the share capital of Robert Bosch GmbH is held by Robert Bosch Stiftung GmbH, a charitable foundation. The majority of voting rights are held by Robert Bosch Industrietreuhand KG, an industrial trust. The entrepreneurial ownership functions are carried out by the trust. The remaining shares are held by the Bosch family and by Robert Bosch GmbH.

Additional information can be accessed at www.bosch.com, www.bosch-press.com and www.125.bosch.com.

About Vodafone Global Enterprise

Vodafone Global Enterprise provides managed communications services to many of the world’s leading global companies. It operates across five regions: Northern Europe; Central Europe; Southern Europe; the Americas; Asia Pacific and Africa, with teams based in 21 countries across the globe. Vodafone was positioned by Gartner in the leaders’ quadrant in its ‘Magic Quadrant for Pan-Western European Mobile Service Providers’ report 2009, and Vodafone Global Enterprise won the ‘Best Mobile Enterprise Service’ category at the 2009 Global Mobile Awards at Mobile World Congress. www.vodafone.com/globalenterprise

For further information please contact:

Vodafone Group Media Relations

Tel: +44-1635 664 444

Email: groupmediarelations@vodafone.com

7 March 2011

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14(2), Vodafone Group Plc (“Vodafone”) announces that Xstrata Plc (“Xstrata”) has today announced that Sir John Bond will join Xstrata’s Board as a consultant with immediate effect and will be appointed Chairman of Xstrata from the conclusion of its Annual General Meeting to be held on 4 May 2011, subject to shareholder election. On 2 February 2011 Vodafone announced that Sir John Bond will be retiring from the Vodafone Board at the end of Vodafone’s Annual General Meeting which will be held on 26 July 2011.

16 March 2011

VODAFONE GLOBAL ENTERPRISE WINS HP SUPPLIER OF THE YEAR AWARD

Vodafone Global Enterprise today announced it has been named HP Supplier of the Year Award for its role in delivering globally consistent managed mobility services to HP.

“Vodafone Global Enterprise is honoured to be a recipient of HP’s Supplier of the Year award,” said Nick Jeffery, CEO, of Vodafone Global Enterprise. “This award is a testament to the strength of our relationship with HP and our commitment to delivering services that help our customers to manage their global telecoms requirements both simply and efficiently.”

Since 2007 Vodafone Global Enterprise has used its global presence to help HP transition its workforce to its Corporate Mobility Telecoms policy, leading to greater efficiencies and better service.

As part of this drive, Vodafone Global Enterprise has deployed its managed mobility services for HP employees, improving their user experience while delivering greater cost efficiencies.

To determine the winner of the Supplier of the Year Award, HP evaluated an elite group of suppliers with outstanding performance exemplifying principles of delivering greater value, including enhanced revenue, cost savings and process efficiencies.

Vodafone Global Enterprise, the business within Vodafone which manages the communications needs of its largest multinational customers, was recognised at HP’s recent Strategic Supplier Forum for its significant contribution.

“World-class suppliers like Vodafone Global Enterprise are critical to HP’s success,” said Nick Gunn, Vice President, Global Procurement, HP.  “Vodafone Global Enterprise is a trusted and integrated partner that is committed to exploring innovative ways to help HP increase efficiencies and deliver value to our business.”

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

22 March 2011

VODAFONE NETHERLANDS ANNOUNCES ITS INTENTION TO ACQUIRE BELCOMPANY BV

Vodafone Netherlands has announced its intention to acquire BelCompany BV, one of the largest telecom retailers in the Netherlands, from the Macintosh Retail Group for EUR 120 million on a cash-free debt-free basis. The acquisition will add 210 stores to Vodafone Netherland’s current estate of 86. The transaction is subject to Dutch works council advice and competition authority approval.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 7919 990 230

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 359 million customers in its controlled and jointly controlled markets as at 31 December 2010. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.

For more information, please visit www.vodafone.com.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	1 March 2011

Number of ordinary shares purchased:	15,600,000

Highest purchase price paid per share:	177.7p

Lowest purchase price paid per share:	174.1p

Volume weighted average price per share:	176.2669p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,002,589,519 shares at a cost (including dealing and associated costs) of £1,708,135,745.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 March 2011

Number of ordinary shares transferred:	485,410

Highest transfer price per share:	174.7p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,506,656,577 of its ordinary shares in treasury and has 51,804,456,682 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	2 March 2011

Number of ordinary shares purchased:	15,000,000

Highest purchase price paid per share:	177.2p

Lowest purchase price paid per share:	173.15p

Volume weighted average price per share:	175.2707p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,017,589,519 shares at a cost (including dealing and associated costs) of £1,734,563,062.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 March 2011

Number of ordinary shares transferred:	680,417

Highest transfer price per share:	174.3p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,520,976,160 of its ordinary shares in treasury and has 51,790,144,389 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	4 March 2011

Number of ordinary shares purchased:	8,000,000

Highest purchase price paid per share:	181.8p

Lowest purchase price paid per share:	178.9p

Volume weighted average price per share:	180.4918p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,037,289,519 shares at a cost (including dealing and associated costs) of £1,770,124,210.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 March 2011

Number of ordinary shares transferred:	459,227

Highest transfer price per share:	175.85p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,540,118,801 of its ordinary shares in treasury and has 51,771,003,058 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	7 March 2011

Number of ordinary shares purchased:	10,800,000

Highest purchase price paid per share:	180.3p

Lowest purchase price paid per share:	177.5p

Volume weighted average price per share:	179.3269p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010. Vodafone has purchased 1,048,089,519 shares at a cost (including dealing and associated costs) of £1,789,592,226.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 March 2011

Number of ordinary shares transferred:	723,610

Highest transfer price per share:	180.75p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,550,195,191 of its ordinary shares in treasury and has 51,760,926,668 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 7 March 2011 that on 7 March 2011, Renee James, a Non-Executive Director of the Company, acquired an interest in 5,000 American Depositary Receipts (“ADR”s) in the Company at a cost of US$29.2287 per ADR. The ADR ratio is 10 ordinary shares of US$0.11 3/7 each per ADR and therefore, Renee James has an interest in 50,000 ordinary shares in the Company.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	8 March 2011

Number of ordinary shares purchased:	18,400,000

Highest purchase price paid per share:	184.8p

Lowest purchase price paid per share:	179.15p

Volume weighted average price per share:	182.1886p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,066,489,519 shares at a cost (including dealing and associated costs) of £1,823,289,247.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 March 2011

Number of ordinary shares transferred:	341,337

Highest transfer price per share:	178.9p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,568,253,854 of its ordinary shares in treasury and has 51,742,868,265 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	9 March 2011

Number of ordinary shares purchased:	11,600,000

Highest purchase price paid per share:	181.85p

Lowest purchase price paid per share:	179.8p

Volume weighted average price per share:	180.8891p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,078,089,519 shares at a cost (including dealing and associated costs) of £1,844,381,496.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 March 2011

Number of ordinary shares transferred:	1,484,208

Highest transfer price per share:	178.7p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,578,369,646 of its ordinary shares in treasury and has 51,732,752,473 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 9 March 2011 that Samuel Jonah KBE, OSG, a Non-Executive Director of the Company, acquired on 9 March 2011 an interest in 55,350 ordinary shares of US$0.11 3/7 each in the Company at the price of 180.5p per share.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	10 March 2011

Number of ordinary shares purchased:	12,000,000

Highest purchase price paid per share:	182.35p

Lowest purchase price paid per share:	178.55p

Volume weighted average price per share:	180.5189p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,090,089,519 shares at a cost (including dealing and associated costs) of £1,866,156,409.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 March 2011

Number of ordinary shares transferred:	364,532

Highest transfer price per share:	181.85p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,590,005,114 of its ordinary shares in treasury and has 51,721,117,005 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 March 2011

Number of ordinary shares transferred:	606,668

Highest transfer price per share:	181.95p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,589,398,446 of its ordinary shares in treasury and has 51,721,723,673 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	14 March 2011

Number of ordinary shares	14,200,000
purchased:

Highest purchase price paid per	178.05p
share:

Lowest purchase price paid per	173.8p
share:

Volume weighted average price per	175.7641p
share:

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,104,289,519 at a cost (including dealing and associated costs) of £1,891,244,697.

Following the purchase of these shares, Vodafone holds 5,603,598,446 of its ordinary shares in treasury and has 51,707,523,673 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	15 March 2011

Number of ordinary shares purchased:	21,000,000

Highest purchase price paid per share:	173.05p

Lowest purchase price paid per share:	168.9p

Volume weighted average price per share:	171.3206p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,125,289,519 shares at a cost (including dealing and associated costs) of £1,927,409,106.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 March 2011

Number of ordinary shares transferred:	453,272

Highest transfer price per share:	178.9p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,624,145,174 of its ordinary shares in treasury and has 51,686,976,945 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 15 March 2011 by Computershare Trustees Limited that on 10 March 2011 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 181.96p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes*	138
Andrew Halford*	138
Matthew Kirk	138
Ronald Schellekens	138

*Denotes Director of the Company

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	16 March 2011

Number of ordinary shares purchased:	18,500,000

Highest purchase price paid per share:	172.25p

Lowest purchase price paid per share:	167.3p

Volume weighted average price per share:	169.5904p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,143,789,519 shares at a cost (including dealing and associated costs) of £1,958,946,477.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 March 2011

Number of ordinary shares transferred:	1,221,893

Highest transfer price per share:	175p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,641,423,281 of its ordinary shares in treasury and has 51,669,698,838 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

CANCELLATION OF TREASURY SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has cancelled the following number of its ordinary shares of U.S.$0.11 3/7.

Date of cancellation:	17 March 2011

Number of ordinary shares cancelled:	500,000,000

PURCHASE OF SHARES

Vodafone has purchased the following number of its ordinary shares of U.S.$0.11 3/7. each on the London Stock Exchange via J.P.Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Date of purchase:	17 March 2011

Number of ordinary shares purchased:	13,800,000

Highest purchase price paid per share:	172.75p

Lowest purchase price paid per share:	167.8p

Volume weighted average price per share:	170.6736p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,157,589,519 shares at a cost (including dealing and associated costs) of £1,982,621,910.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Date of transfer:	17 March 2011

Number of ordinary shares transferred:	196,814

Highest transfer price per share:	171.75p

Lowest transfer price per share:	171.75p

Following the cancellation, purchases and transfers referred to above, Vodafone holds 5,155,026,467 of its ordinary shares in treasury and has 51,656,095,652 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 17 March 2011 that on 17 March 2011, Luc Vandevelde, a Non-Executive Director of the Company, acquired an interest in 12,171 ordinary shares of US$0.11 3/7 each in the Company at the price of 170.03p per share.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	21 March 2011

Number of ordinary shares purchased:	20,000,000

Highest purchase price paid per share:	178.75p

Lowest purchase price paid per share:	175.85p

Volume weighted average price per share:	176.882p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,177,589,519 shares at a cost (including dealing and associated costs) of £2,018,182,268.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 March 2011

Number of ordinary shares transferred:	475,874

Highest transfer price per share:	179.55p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,174,550,593 of its ordinary shares in treasury and has 51,636,571,526 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	22 March 2011

Number of ordinary shares purchased:	10,000,000

Highest purchase price paid per share:	176.6p

Lowest purchase price paid per share:	173.85p

Volume weighted average price per share:	175.2557p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,187,589,519 shares at a cost (including dealing and associated costs) of £2,035,798,972.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 March 2011

Number of ordinary shares transferred:	84,324

Highest transfer price per share:	169.95p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,184,466,269 of its ordinary shares in treasury and has 51,626,655,850 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	23 March 2011

Number of ordinary shares purchased:	16,400,000

Highest purchase price paid per share:	176.7p

Lowest purchase price paid per share:	172.75p

Volume weighted average price per share:	174.7609p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,203,989,519 shares at a cost (including dealing and associated costs) of £2,064,608,797.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 March 2011

Number of ordinary shares transferred:	130,061

Highest transfer price per share:	176p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,200,736,208 of its ordinary shares in treasury and has 51,610,385,911 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	24 March 2011

Number of ordinary shares purchased:	8,200,000

Highest purchase price paid per share:	176.35p

Lowest purchase price paid per share:	173.05p

Volume weighted average price per share:	174.734p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,212,189,519 shares at a cost (including dealing and associated costs) of £2,079,011,501.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 March 2011

Number of ordinary shares transferred:	115,506

Highest transfer price per share:	174.5p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,208,820,702 of its ordinary shares in treasury and has 51,602,301,417 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 24 March 2011 that on 24 March 2011, Nick Read, a Person Discharging Managerial Responsibility, sold 60,000 ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) at 175p per share. Following this transaction, Nick Read retains a holding of 360,080 Ordinary Shares.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	29 March 2011

Number of ordinary shares purchased:	8,000,000

Highest purchase price paid per share:	180.95p

Lowest purchase price paid per share:	177.35p

Volume weighted average price per share:	178.9717p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,224,789,519 shares at a cost (including dealing and associated costs) of £2,101,590,258.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 March 2011

Number of ordinary shares transferred:	177,621

Highest transfer price per share:	176.55p

Lowest transfer price per share:	164.49p

Following both the above transactions, Vodafone holds 5,220,950,631 of its ordinary shares in treasury and has 51,590,171,488 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 4 February 2011, as announced by Vodafone on 7 February 2011.

Ordinary Shares

Date of purchase:	30 March 2011

Number of ordinary shares purchased:	13,100,000

Highest purchase price paid per share:	181.2p

Lowest purchase price paid per share:	178.7p

Volume weighted average price per share:	179.6646p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 1,237,889,519 shares at a cost (including dealing and associated costs) of £2,125,248,709.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 March 2011

Number of ordinary shares transferred:	453,032

Highest transfer price per share:	177.8p

Lowest transfer price per share:	92.99p

Following the above transactions, Vodafone holds 5,233,597,599 of its ordinary shares in treasury and has 56,811,123,429 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 51,577,525,830 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 51,577,525,830. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 5, 2011	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary